

May 10, 2012

Via E-mail
Mr. Dale Reid
Chief Financial Officer
Allegheny Technologies Inc.
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re:** **Allegheny Technologies Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-12001**

Dear Mr. Reid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 17 Commitments and Contingencies, page 79

1. We note your disclosure that your environmental matters could have a material adverse effect on your financial condition or results of operations. Please revise future filings to disclose your reasonably possible loss or range of loss in excess of amounts accrued. If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what

the reasonably possible range of losses would be for those reasonably possible outcomes. We remind you that ASC 450 does not require estimation with confidence or precision.

2. We note your disclosure that the disposition of your pending lawsuits, claims and proceedings could have a material adverse effect on your results of operations. Please revise future filings to disclose your reasonably possible loss or range of loss in excess of amounts accrued. If you conclude that you cannot estimate the reasonably possible loss or range of loss please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop an estimate disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosures, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. We remind you that ASC 450 does not require estimation with confidence or precision. Disclosure may be provided on an aggregated basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief